FILED BY PFIZER INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ASTRAZENECA PLC

COMMISSION FILE NO. 001-11960

Dear WRD Colleagues,

Following Ian Read’s message this morning, I wanted to reach out to you directly to provide perspective about a potential combination with AstraZeneca. As Ian’s letter references, there has been much chatter and speculation in the media about Pfizer’s commitment to R&D, assuming a potential combination with AstraZeneca goes forward.

Having lived through five large mergers and acquisitions in my career, I can share this is not unusual. Comments regarding our future are most frequently made by people removed from our strategy, or advocating for a competing interest.

I think it is important to remind ourselves that after a focused effort, we are at a critical juncture in our R&D turnaround journey, and are beginning to see the fruits of our labor. Ian’s First Imperative, fixing our innovative core has been our focus and inherent in everything we do every day. This success is also driven by a much deeper business discipline and rigor in R&D, a rigorous portfolio management system to ensure we select only the most high-value programs and prioritized key therapeutic areas where Pfizer has a competitive advantage.

We’ve made investments in key capabilities and talent to ensure we are accessing the most promising new science. One example is our decision to realign our research footprint around key bio-innovation hubs in Boston, Cambridge, UK, California and New York.

We have also advanced cutting-edge platforms across biologics, vaccines and small molecule drugs – and increasingly are combining these modalities in innovative next-generation therapies such as Antibody Drug Conjugates. Our earlier stage portfolio is about 50% biologics and vaccines – which we think is the right mix.

Lastly, we’ve been leaders in defining new models for collaboration – this includes our Centers for Therapeutic Innovation, where we work collaboratively with leading academic scientists at 20 institutes, supporting about 25 programs.

As you likely saw last week, we’ve updated and enhanced the materials outlining our WRD strategy for colleagues. Now feels like an appropriate moment to take the time to review these materials to remind us what is underpinning the work we do every day. A link to the WRD Three Horizons Resource Center is available here.

I am extremely proud of the work we have done transforming our science, technical and business strategy. This has paid off with a pipeline of increasing strength marked by 13 approvals, 13 Phase 3 starts and 13 POC’s in the last 3-4 years. This focus has allowed us to be stronger contributors to the health innovation environment.

Our position of strength allows us the flexibility to look for opportunities to accelerate our growth and enhance our overall pipeline position through a strategic combination. I believe a potential combination with AstraZeneca would leave us with one of the industry’s best pipelines and the right opportunities for diversification.

The three complementary areas between our portfolio and AstraZeneca’s pipeline (oncology, inflammation, and cardiovascular/metabolic) have the potential to bring more benefits to patients, enable us to advance the best candidates, and pursue drug combinations which means greater value for investors.

In addition we have vaccines, neuroscience, pain, and rare diseases, and there are a few other interesting projects also in AstraZeneca that I believe we could rapidly advance by combining expertise from the two companies.

As you know, we have demonstrated our ability to bring together complex R&D organizations, focused on results, building the best expertise in small molecules, biologicals and vaccines. We did it with Wyeth, where within 100 days we had an organization up and running.

During this time, my request of you is to stay focused on the goal of delivering innovative therapies to patients in need. Based on my prior experience, we have the right strategy, culture, skills and people to do that. In return, I will commit to providing timely and transparent updates as this situation continues to evolve.

You’ll soon be receiving an invitation to participate in a WebEx meeting later this week. I look forward to the opportunity to discuss this situation further with you.

Kind Regards,

Mikael

Forward-Looking Statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Pfizer and the combined businesses of AstraZeneca and Pfizer and certain plans and objectives of Pfizer with respect thereto, including the expected benefits of a potential combination as well as whether a potential combination will be pursued. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the possibility that a possible offer will not be pursued or will be pursued on different terms and conditions, failure to obtain necessary regulatory approvals or any required financing or to satisfy any of the other conditions to a possible combination, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the possible combination, failure to realize the expected benefits of the possible combination, negative effects of the announcement or the consummation of the possible combination on the market price of Pfizer’s common stock, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following a possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made by Pfizer in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause Pfizer’s plans with respect to AstraZeneca, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Pfizer assumes no obligation to update or revise the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended 31, December 2013 and in its subsequent reports on Form 10-Q and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this document.

Additional U.S.-Related Information

This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Pfizer or AstraZeneca. Subject to future developments, Pfizer may file a registration statement and/or tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with a possible combination. Pfizer and AstraZeneca shareholders should read those filings, and any other filings made by Pfizer with the SEC in connection with a possible combination, as they will contain important information. Those documents, if and when filed, as well as Pfizer’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Pfizer’s website at www.pfizer.com.